UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 27, 2017

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period ☐ for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 7.01. Regulation FD Disclosure.

On July 27, 2017, McDonald's Corporation issued an Investor Release announcing that on the same day the Company's Board of Directors declared a quarterly cash dividend. A copy of the Investor Release is attached as Exhibit 99 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*
99 Investor Release of McDonald's Corporation issued July 27, 2017:
  McDonald's Announces Quarterly Cash Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: July 27, 2017

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President, Associate General Counsel
and Assistant Secretary

Exhibit Index

Exhibit No. 99	Investor Release of McDonald's Corporation issued July 27, 2017: McDonald's Announces Quarterly Cash Dividend

Exhibit 99



Investor Release

<u>FOR IMMEDIATE RELEASE</u>

07/27/2017

<u>FOR MORE INFORMATION CONTACT:</u>

Investors: Mike Flores, 630-623-3519

Media: Terri Hickey, 630-623-5593

<u>McDONALD'S ANNOUNCES QUARTERLY CASH DIVIDEND</u>

OAK BROOK, IL - Today, McDonald's Board of Directors declared a quarterly cash dividend of $0.94 per share of common stock payable on September 18, 2017 to shareholders of record at the close of business on September 1, 2017.

Upcoming Communications

McDonald's plans to release third quarter results before the market opens on October 24, 2017 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 37,000 locations in over 100 countries. Approximately 85% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

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